UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Neighborhood Sun Benefit Corp

Legal status of issuer

       Form
       Limited Liability Company

       Jurisdiction of Incorporation/Organization
       Maryland

       Date of organization
       November 3, 2016

Physical address of issuer
909 Rose Avenue, Suite 400, Rockville, MD 20853

Current number of employees
25

	Most recent fiscal year-end 2022	Prior fiscal year-end 2021
Total Assets	$1,356,651.00	$1,341,145.00
Cash & Cash Equivalents	$735,234.00	$864,008.00
Accounts Receivable	$620,671.00	$392,067.00
Short-term Debt	$84,538.00	$1,050,000.00
Long-term Debt	$149,900.00	$149,900.00
Revenues/Sales	$1,906,242.00	$1,537,417.00
Cost of Goods Sold	$743,342.00	$587,616.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,754,645.00	-$1,368,733.00

November 6, 2025

FORM C-AR

Neighborhood Sun Benefit Corp



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Neighborhood Sun Benefit Corp, a Maryland Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://neighborhoodsun.solar no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is November 6, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Neighborhood Sun Benefit Corp (the "Company") is a Maryland Limited Liability Company, formed on November 3, 2016.

The Company is located at 909 Rose Avenue, Suite 400, Rockville, MD 20853.

The Company's website is http://neighborhoodsun.solar.

The information available on or through our website is not a part of this Form C-AR.

The Business

At Neighborhood Sun, we excel in connecting those who want clean energy with those who are generating it to benefit all stakeholders involved. We bridge this gap through our SunEngine platform, which allows us to efficiently manage community solar projects for developers and community collar subscriptions for residents and small businesses. Our success lies in our ability to connect solar projects with mass market consumers, ensuring that clean energy is accessible to all. Neighborhood Sun serves as the missing piece to an equitable clean entry transition as we foster seamless connection between solar project owners and consumers.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
In making an investment decision, investors must rely on their own examination of the issuer and the terms of the

offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates,

citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our

operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time- consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement fi it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even fi these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise

communicate and interact with us. We may share

information about such persons with vendors that assist

with certain aspects of our business. Security could be compromised and confidential customer or business

information misappropriated. Loss of customer or business

information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing, including advertising and consumer promotions, and product innovation and third-party partnerships. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory

restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands.

Moreover, adverse publicity about our partners could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for

our products. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment.

We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or

comments about us, our brands or our products on social

or digital media, whether or not valid, could seriously damage our brand and reputation.

As we expand, we will encounter states with different regulatory environments. Some states are utility monopolies and others are deregulated. Different regulatory environments could increase our compliance costs and hinder our growth goals. Certain states may also introduce legislation hostile to the solar industry.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to

receive revenue as earnings from our subscriptions and from ongoing customer management fees. The Company may generate but retain some or all of the earnings for growth and development of its business and accordingly not make distributions to the shareholders. If the Company does not generate revenue its business, financial condition, and operating results will be materially adversely affected

The Company has made certain assumptions about the solar marketplace in order to create financial projections for the business. Our industry is highly competitive. There

is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors and changes buying habits of our potential client base. In order to mitigate the risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The Company diligently researches publicly available

information and initiatives of competitors, changes in the marketplace and changes in user preferences. We pride

ourselves on being innovative and ahead of the curve whenever possible.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Although experienced entrepreneurs lead the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company.

New entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect this to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete

effectively, including on the basis of price, sales and marketing programs, technology or service functionality.

These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the

Company may be compromised. Also, the Company's

future success may depend of the Company's ability to attract and retain key personnel and third-party contractual relationships. If the Company is unable to attract key personnel and third-party contractors this could adversely affect our business, financial condition, and operating results.

The Company is an early stage company incorporated as a Benefit Corporation on 11/3/2016. Accordingly, the

Company's operations are subject to all the risks inherent

in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company

must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an

early stage of development in new and rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace

surrounded by better funded more established companies. Our need to conduct product development and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop

strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract integrate and maintain qualified personnel, and rely upon acceptance and growth in our targeted markets.

In addition to being subject to all the risks associated with the creation of new businesses, the Company will be subject to factors affecting business generally such as general economic conditions, increasing government regulatory activity, and competition. The Company believes that the estimates prepared by them for capital needs for their operations are reasonable, but until operations have continued for a period of time it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company.

The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties,

complications, and delays frequently encountered in connection with the formation of a new business.

We rely heavily on our customers and could lose some of our customers, which could be detrimental to our Company. We will also have to continue to attract new customers to assure growth.

Our future funding requirements will depend on many factors, including but not limited to the following:

*The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into

which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development and manufacturing;

* Sales and marketing efforts to bring our products to market;

*Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and,

*Lack of demand for and market acceptance of our

products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available

to us when needed, if at all, or if available, will be obtained on terms acceptable to us. fI we raise additional funds by issuing additional debt securities, such debt instruments

may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. fI we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is

required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or

material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of

management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the

management certification and auditor attestation requirements.

Other constituencies. Neighborhood Sun is a Maryland

Benefit Corp. as such increasing shareholder value is only one aim. The purpose of a benefit corporation is to create a general public benefit. A general public benefit is defined as "a material, positive impact on society and the

environment, as measured by a third-party standard, through activities that promote a combination of specific public benefits." A third party-standard is the standard for defining, reporting, and assessing best practices in the corporate social and environmental performance.

When carrying out their duties our board of directors may

consider pertinent factors or the interests of other groups the directors deem appropriate to consider. Moreover, our directors shall consider five factors in determining what the director reasonably believes to be in the best interests of the benefit corporation. They are:

*The stockholders of the benefit corporation;

*The employees and workforce of the benefit corporation and the subsidiaries and suppliers of the benefit corporation;

*The interests of customers as beneficiaries of the general or specific public benefit purposes of the benefit corporation;

*Community and societal considerations, including those of any community in which offices or facilities of the benefit corporation or the subsidiaries or suppliers of the benefit corporation are located; and

*The local and global environment.

Purchasers may not have voting rights, even upon conversion of the Securities; upon the conversion of the

Convertible Note as defined in the Convertible Note holders of the converted securities may be required to

enter into a proxy to ensure any statutory voting rights are voted by the Lead Investor. Purchasers may not have the right to vote upon matters of the Company even fi and when their Securities are converted.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF. Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other

information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision

of an annual report on Form C and no additional information - there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or

otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will not become equity holders until the Company decides to convert the Securities or until other events occur as defined in the SAFE. Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and

depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion or as otherwise may occur per the SAFE. In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Equity securities acquired upon conversion may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's economic interests in the Company. The amount of additional financing needed by the Company

will depend upon several contingencies not foreseen at this time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended

to provide the Company with enough capital to reach the next corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the

Purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing or favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

There is no present market for the Securities, and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set

the price of the Securities with reference to the general status of the securities market and other relevant factors.

The Offering price for the Securities should not be considered an indication of the actual value of the

Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Neither the Offering nor the Securities have been

registered under federal or state securities laws, leading to an absence of certain regulation applicable to the

Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the

Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially newer companies, is difficult to assess and you may risk overpaying for your investment. In addition, there

may be additional classes of equity with rights that are superior to the class of equity being sold.

In a dissolution event or bankruptcy of the Company, Purchasers may not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of

a bankruptcy or dissolution event.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the

management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

We are a defendant in a lawsuit over a violation of the Telephone Consumer Protection Act (TCPA) by a

subcontractor we use, who is alleged to have called a mobile number on the national do not call (DNC) list. The subcontractor is assuming all responsibility for the action

and is indemnifying us. They are paying for counsel to defend the action and any potential settlement. To date, there is only one party that is part of this suit and we do not expect it to become a class action as we instructed the subcontractor to stop making any outbound calls very quickly after discovered, so the amount of people on the DNC who received a call is minimal.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity

event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no

voting rights or ability to direct the Company or its actions.

Additional issuances o f securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor ni the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of

an opportunity or the inability of the Investor to make a

follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial

dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no

ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the

Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company

and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair

market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the

Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related

parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the

management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be

deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

At Neighborhood Sun, we excel in connecting those who want clean energy with those who are generating it to benefit all stakeholders involved. We bridge this gap through our SunEngine platform, which allows us to efficiently manage community solar projects for developers and community collar subscriptions for residents and small businesses. Our success lies in our ability to connect solar projects with mass market consumers, ensuring that clean energy is accessible to all. Neighborhood Sun serves as the missing piece to an equitable clean entry transition as we foster seamless connection between solar project owners and consumers.

Business Plan

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William Bumpers

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Chair Board member from 2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Bumpers retired in 2019 from the law firm of Baker Botts LLP, as the head of the firm's Clean Air and Global Climate Change Practice. While practicing, he represented over 30 electric generating companies and electric utilities on energy and environmental issues, including providing regulator advice, litigation, and transactional matters. He has written and spoken extensively on a range of issues under the Clean Air Act and the United Nations Framework Convention on Climate Change.

Education

Name

Gary Skulnik

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Neighborhood Sun CEO January 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

OurPower. Solar Partner July 2016 - May 2017 Deeper Green Owner/Marketing Consultant March 2014 - June 2016 Clean Currents President and Chief Revenue Officer (CMO and CSO) September 2005- February 2014 Chesapeake Climate Action Network Senior Lobbyist 2004- 2007 Sierra CLub Washington Representative November 2002- December 2003 Greenpeace Media Officer 2001- 2002 CNN Headline News Write 1995- 1998

Education

University of Miami MA, Communications - Journalism (1994-1995) Vassar COllege Bachelor of Arts (B.A.)., Religion and Political Science (1988- 1991) The Hebrew University (1990-1990) Tulane University (1987- 1988)

Name

Shari Friedman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Eurasia Group Managing Director, Climate and Sustainability July 2021- Present IFC-International FInance Corporation 10 years 9 months Senior Strategy Officer, Climate Change September 2013- Present Manager and Global Head (acting), Climate Strategy and Business January 2021- July 2021 ASE Associate President 2002- January 2013 Environmental Enterprises Assistance Fund Director of Capitalization January 2001- September 2002 US Environmental Protection Agency (EPA) 5 years 7 months Member of US Negotiating Team to Kyoto Protocol February 1998- January 2001 Senior Policy Analyst January 1996- February 1998 Policy Analyst 1995- February 1997 Foundation Solar Climate Change Consultant 2000- 2000 Independent Consultant 1989- 1991

Education

Georgetown University McCourt School of public Policy MPP, Public Policy Tufts University BA, Political Science, Music

Name

Ian Sneed

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director - June 2020 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Versatile, results focused energy professional with a breadth of operational experience that spans both the supply side and demand side of wholesale power markets.

Education

University of Pennsylvania, BA in Economics

Name

Wilson Chang

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, November 2021 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Entrepeneur and investment professional in the clean energy market. Sunrock Distributed Generation Chief Executive Officer Sunrock Distributed GenerationSunrock Distributed Generation 2023 - Present Co-Founder Sunstone Credit 2021 - 2023 · Hudson Sustainable Group Partner 2012 - 2022 Sunlight Financial Co-Founder and Board Member 2014 - 2021

Education

The Wharton School - MBA University of California Berkely

Name

Meirav Azoulay

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, January 2024 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

I am an experienced specialty finance and fintech investment executive with demonstrated success in mergers and acquisitions, origination, execution, capital raise, financial and operational analysis, underwriting, negotiating documents, managing and leading different teams. I have sold multiple companies and raised over $60 billion globally. Managing Director Managing Director Cantor Fitzgerald 2025 - Present Birch Risk Advisors Senior Advisor 2024 - Present

Education

The Wharton School MBA Tel Aviv University

Name

Kim Kolt

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, January 2022 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and General Partner Bay Bridge Investments Feb 2022 to present

Education

The Wharton School MBA Cornell University BA

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gary Skulnik

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Neighborhood Sun CEO January 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

OurPower. Solar Partner July 2016 - May 2017 Deeper Green Owner/Marketing Consultant March 2014 - June 2016 Clean Currents President and Chief Revenue Officer (CMO and CSO) September 2005- February 2014 Chesapeake Climate Action Network Senior Lobbyist 2004-2007 Sierra CLub Washington Representative November 2002- December 2003 Greenpeace Media Officer 2001- 2002 CNN Headline News Write 1995- 1998

Education

University of Miami MA, Communications - Journalism (1994-1995) Vassar COllege Bachelor of Arts (B.A.)., Religion and Political Science (1988- 1991) The Hebrew University (1990-1990) Tulane University (1987- 1988)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 25 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	2,037,381
Voting Rights	Voting rights related to major company activities such as mergers or acquisitions.
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	na
Other Material Terms or information.	

Type of security	Equity Incentive Plan Options
Amount outstanding	154,000
Voting Rights	Same as Common Stock when the Option is exercised.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series AA Preferred Stock
Amount outstanding	146,656
Voting Rights	Voting rights related to major company activities such as mergers or acquisitions.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series AA-1 Preferred Stock
Amount outstanding	232,042
Voting Rights	Voting rights related to major company activities such as mergers or acquisitions.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series AA-2 Preferred Stock
Amount outstanding	605,961
Voting Rights	Voting rights related to major company activities such as mergers or acquisitions.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series AA-3 Preferred Stock
Amount outstanding	194,885
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Preferred Non Voting Preferred Stock
Amount outstanding	28,216
Voting Rights	none
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Warrants Warrants
Amount outstanding	103,495
Voting Rights	Voting rights related to major company activities such as mergers or acquisitions once converted.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Various
Amount outstanding	$250,000
Interest rate and payment schedule	10% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	September 30, 2025
Other material terms	

Type of debt	Bank loan
Name of creditor	Amalgamated Bank
Amount outstanding	$240,000.00
Interest rate and payment schedule	9.5% per annum
Amortization schedule	
Describe any collateral or security	The loan is backed by a dollar for dollar cash collateral deposit of our CEO, Gary Skulnik.
Maturity date	November 4, 2024
Other material terms	

Type of debt	Bank loan
Name of creditor	Galt Power
Amount outstanding	$67,000
Interest rate and payment schedule	18.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	April 1, 2025
Other material terms	

Type of debt	Bank loan
Name of creditor	Intuit
Amount outstanding	$68,035
Interest rate and payment schedule	18.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	March 2, 2026
Other material terms	

Type of debt	Bank loan
Name of creditor	US SBA
Amount outstanding	149,900
Interest rate and payment schedule	3.75%
Amortization schedule	
Describe any collateral or security	
Maturity date	June 7, 2050
Other material terms	

The total amount of outstanding debt of the company is $774,935.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$91,152.00	General operations	September 1, 2021	Regulation CF
Convertible Notes		$998,191.00	General operations	November 1, 2021	Section 4(a)(2)
Convertible Notes		$1,895,000.00	General operations	February 1, 2022	Rule 506(b)
Convertible Notes		$878,723.00	General operations	September 1, 2022	Regulation CF
Preferred Stock		$1,499,900.00	General operations	May 1, 2023	Rule 506(b)
Convertible Notes		$30,000.00	General operations	December 1, 2023	
Convertible Notes		$250,000.00	General operations	September 1, 2024	Rule 506(b)
Convertible Notes		$384,913.00	General operations	December 31, 2024	Regulation CF

Ownership

A majority of the Company is owned by a few people/entities. Those people/entities are Gary Skulnik, Wilson Chang (through Exvor Capital II, and Exvor Astral Holdings LLC), Scott Nash, and the Wefunder entities (XX Investments, LLC and Neighborhood Sun I, a series of Wefunder SPV, LLC).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing on January 2018. Following the Offering, we should have enough liquidity to execute our business plan until December 2023. We intend to be profitable by December 2024. Our significant challenges are developing and marketing a viable product in a competitive environment and sourcing consistent solar projects to ensure we have sufficient quantities of our product when necessary.

The Company intends to achieve profitability in the next 12 months by increasing sales while keeping expenses at the same level through increased use of AI and more efficient sales processes.

Liquidity and Capital Resources

On September 1, 2021 the Company conducted an offering pursuant to Regulation CF and raised $91,152.00.

On November 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $998,191.00.

On February 1, 2022 the Company conducted an offering pursuant to Rule 506(b) and raised $1,895,000.00.

On September 1, 2022 the Company conducted an offering pursuant to Regulation CF and raised $878,723.00.

On May 1, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised $1,499,900.00.

On December 1, 2023 the Company conducted an offering pursuant to and raised $30,000.00.

On September 1, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised $250,000.00.

On December 31, 2024 the Company conducted an offering pursuant to Regulation CF and raised $384,913.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Line of Credit of $250,000

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Gary Skulnik
Relationship to the Company	CEO
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	none
Benefits or compensation received by Company	capital for operations
Description of the transaction	Loan

Related Person/Entity	Exvor Capital II LLC
Relationship to the Company	Shareholder
Total amount of money involved	$117,049.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan
Related Person/Entity	Galt Power
Relationship to the Company	Shareholder
Total amount of money involved	$177,655.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Gary Skulnik
_____
(Signature)

Gary Skulnik
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

NEIGHBORHOOD SUN BENEFIT CORP.

Consolidated Financial Statements For The Year Ended December 31, 2021



Independent Auditor's Report

To Management and the Board of Directors
Neighborhood Sun Benefit Corp.
Silver Spring, MD

We have audited the accompanying consolidated financial statements of Neighborhood Sun Benefit Corp. (a Maryland corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of income, retained earnings (accumulated deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neighborhood Sun Benefit Corp. as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 10, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NEIGHBORHOOD SUN BENEFIT CORP.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2021
_____

ASSETS

CURRENT ASSETS		
Cash	$	864,008
Accounts Receivable		392,067
Other Current Assets		78,432
Employee Advancement		6,638
	TOTAL CURRENT ASSETS	1,341,145
NON-CURRENT ASSETS		
Goodwill		10,840,392
Security Deposits		12,756
	TOTAL NON-CURRENT ASSETS	10,853,148
	TOTAL ASSETS	$ 12,194,292

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued Liabilities		5,935,810
Accounts Payable		85,356
Payroll Liabilities		4,000
	TOTAL CURRENT LIABILITIES	6,025,166
NON-CURRENT LIABILITIES		
Convertible Notes		1,050,000
EIDL Loan		149,900
	TOTAL LIABILITIES	7,225,066
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized;		188
1,882,712 issued; $0.0001 par value)		
Preferred Stock (175,979 shares authorized;		15
149,752 issued; $0.0001 par value)		
Additional Paid in Capital		7,904,998
Retained Deficit		(2,935,975)
	TOTAL SHAREHOLDERS' EQUITY	4,969,226
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,194,292

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

NEIGHBORHOOD SUN BENEFIT CORP.
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

Operating Income	
Revenue, Net	$ 1,537,417
Cost Of Goods Sold	587,616
Gross Profit	949,801
Operating Expense	
Compensation and Benefits	1,335,044
Sales & Marketing	420,088
General & Administrative	338,340
Research & Development	309,912
Legal & Professional	255,631
Rent	23,495
Depreciation	7,064
	2,689,574
Net Loss from Operations	(1,739,773)
Other Income	383,803
Taxes	(5,480)
Interest Expense	(7,283)
Net Loss	$ (1,368,733)
Net Loss Per Share	
Weighted average common shares outstanding - Basic	1,882,712
Net loss per share	$ (0.73)

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

NEIGHBORHOOD SUN BENEFIT CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021
_____

Cash Flows From Operating Activities	
Net Loss For The Period	$ (1,368,733)
Change in Accrued Liabilities	137,183
Depreciation	7,064
Change in Employee Advancement	(4,839)
Change in Other Current Assets	(62,118)
Change in Accounts Payable	(85,485)
Change in Accounts Receivable	(29,420)
Change in Interest Payable	(62,825)
Net Cash Flows From Operating Activities	(1,469,173)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(1,066)
Refundable Security Deposit	(12,756)
Net Cash Flows From Investing Activities	(13,822)
Cash Flows From Financing Activities	
Issuance of Convertible Notes	1,050,000
Capital Contributions from Equity Holders	843,110
Proceeds from Borrowings	471,035
Loan Conversion to Additional Paid In Capital	160,348
Issuance of Common Stock	46
Conversion of Warrants	2
Extinguishment of Debt	(240,228)
Repayment of Borrowings	(390,153)
Net Cash Flows From Financing Activities	1,894,160
Cash at Beginning of Period	452,845
Net Increase In Cash	411,164
Cash at End of Period	$ 864,008

NEIGHBORHOOD SUN BENEFIT CORP.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

| | Common Stock | | Preferred Stock | | Additional Paid | Retained Deficit | Total Stockholders' |
	Number	Amount	Number	Amount	in Capital		Equity
Net Loss						$ (1,368,733)	$ (1,368,733)
Balance at December 31, 2021	1,882,712	$ 188	149,752	$ 15	$ 7,904,998	$ (2,935,975)	$ 4,969,226

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Neighborhood Sun Benefit Corp. ("the Company") is a corporation organized under the laws of the State of Maryland. The Company sells subscriptions to fund community solar projects.

Neighborhood Sun Benefit Corp. became the parent company of Astral Power, Inc during 2021. The financial statements have been consolidated to show the operations of both the Company and the subsidiary entity. As a result, a one-year view of the financial position of both the parent company and its subsidiary is presented in the financial statements.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2021 of $1,368,733.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital to continue operations through a public offering under SEC Regulation CF, as well as raise additional capital through a private offering to accredited investors. Furthermore, the Company believes that new customer management contracts it has signed in 2021 brought enough revenue to significantly reduce operating losses. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 18, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

  Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary located in Silver Spring, Maryland. In preparing the consolidated financial statements, the Company has eliminated all significant inter-company balances and transactions from the statements.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of a new enterprise including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, the estimated useful life of the Company's fixed assets and the amounts collectable as accounts receivables.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue, Net

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company earns revenue from the sale and ongoing management of fractional ownership in solar energy projects. Once the projects are fully developed, subscribers receive credits for sale of electric power to local utility operators.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Goodwill

The Company recognized goodwill from the excess consideration transferred over from the fair value of the acquired assets and assumed liabilities in the business combination. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss. The contingent consideration meets the definition of a financial instrument classified as equity, it is not remeasured, and settlement is accounted for within equity. The initial value recognized as of the acquisition date is not adjusted, even if the fair value of the arrangement on the settlement date is different described in the ("Business Combination") disclosure. The Company will test for impairment in the upcoming years

As of December 31, 2021, the activity goes as follows:

Consideration	5,498,504
Contingent Liability	5,831,746
Fair Value/Net Asset	(489,858)
Total Goodwill	$10,840,392

Cost of Sales

Cost of Sales consists of expenses incurred by the company in connection with acquiring and servicing customers. These include credit checks, web development costs, customer management costs, and acquisition costs.

Leases

In December 2021, the Company entered into a non-cancellable operating lease for office space in Silver Spring, Maryland. Under the terms of the lease agreement, the Company is to make monthly rental payments of $4,252 through January of 2022. Future monthly payments due under the lease are as follows:

- 2022: $4,252
- 2023: $4,380
- 2024: $4,511
- 2025: $4,646

Advertising

The Company records advertising expenses in the year incurred. Advertising expenses are distinct from customer acquisition costs, which are a component of Cost of Sales.

Other Income

The Company received funding from government grants. PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

Cost of Sales

Cost of Sales includes fees paid by the Company for customer credit checks, customer acquisition costs, website development costs, and miscellaneous charges associated with customer management.

Business Combination

The Company acquired Astral Power, Inc. through a business combination following the acquisition method under ASC 805. The Company recognized and measured in its financials the assets and liabilities acquired on the basis of their fair values. Allocating the rest to goodwill described in the ("Goodwill") disclosure and recognizing any excess of acquired assets and liabilities over the consideration as an equity instrument.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has adopted ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Under current law, net operating losses may be carried forward indefinitely to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

Convertible Notes

In 2021, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("Convertible Notes"). The notes accrue interest at the rate of 4% per annum and are payable at a future date to be determined by management.

EIDL Loan

In 2020, the Company received a Small Business Loan ("EIDL Loan") in the amount of $149,900. The loan accrues 3.75% per annum and will mature in 2050. The Company will make monthly payments to both accrued interest and principal sum of $731.00.

NOTE E- EQUITY

Under the Company's original articles of incorporation, the Company authorized 10,000,000 shares of $0.0001 par value Common Stock and 175,979 shares of $0.0001 par value Preferred Stock. The Preferred Stock was designated as 175,979 shares of Series AA Preferred Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have included dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

The holders of Common Stock are entitled to dividends as the Board of Directors may in their discretion legally declare, subject to the voting and dividend rights, if any, of the holders of Preferred Stock.

In the event of any liquidation, dissolution or winding up of the Company, the remaining assets of the Company after the payment of all debts and necessary expenses, subject to the rights of the holders of Preferred Stock, shall be distributed among the holders of common stock pro rata in accordance with their respective holdings.

In 2021, the Company raised funds through a Reg CF campaign. The funds will be converted into preferred shares in the next seed round.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Preferred Stock	149,752
Common Stock	1,882,712

NOTE F- EQUITY BASED COMPENSATION

The Company has granted non-statutory stock options (NSO's) to various consultants in exchange for their services. These options have various vesting and exercisability schedules.

Management determined the value of these NSO's using the Black-Scholes-Merton option pricing model. Management used historical prices of the Company's common stock in determining the expected volatility.

As of December 31, 2021, the Company had 67,000 options outstanding at a strike price of $4.92

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with customers and suppliers. These stem from a (1) small group of major customers (2) small group of major suppliers.

The Company has undertaken efforts to acquire customers in other parts of the United States in 2021.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 18, 2022, the date that the financial statements were available to be issued.

Neighborhood Sun Benefit Corp. (the "Company") a Maryland Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Neighborhood Sun Benefit Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 29, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	232,621	735,234
Accounts Receivable	696,429	620,671
Prepaid Expenses	346	746
Total Current Assets	929,396	1,356,651
Non-current Assets		
Right of Use Asset	105,554	144,730
Intangible Assets: Goodwill, net of Accumulated Depreciation	6,841,480	6,841,480
Security Deposits	12,756	12,756
Total Non-Current Assets	6,959,790	6,998,966
TOTAL ASSETS	7,889,187	8,355,618
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	384,319	56,128
Accrued Expenses	54,950	142,787
Short Term Debt	377,657	84,538
Convertible Notes	-	1,895,000
Current Lease Liability	52,072	50,687
Payroll Liabilities	152,778	117,371
Total Current Liabilities	1,021,776	2,346,511
Long-term Liabilities		
Non Current Lease Liability	53,481	94,043
Notes Payable	149,900	149,900
Accrued Interest	-	4,000
Total Long-Term Liabilities	203,381	247,943
TOTAL LIABILITIES	1,225,157	2,594,454
EQUITY		
Common Stock	204	188
Preferred Stock (Includes all Series AA-Series AA-4)	119	15
Additional Paid in Capital	13,986,033	11,460,427
Accumulated Deficit	(7,322,326)	(5,699,466)
Total Equity	6,664,030	5,761,164
TOTAL LIABILITIES AND EQUITY	7,889,187	8,355,618

Statement of Operations		
	Year Ended December 31,	
	2023	**2022**
Revenue	4,889,506	1,906,242
Cost of Revenue	2,316,881	742,342
Gross Profit	2,572,625	1,163,900
Operating Expenses		
Advertising and Marketing	248,116	275,841
General and Administrative	549,758	641,912
Research and Development	45,321	38,983
Payroll	3,278,053	2,833,234
Rent and Lease	40,265	39,444
Total Operating Expenses	4,161,513	3,829,414
Operating Income (loss)	(1,588,888)	(2,665,514)
Total Other Income	8,197	30,662
Interest Expense	42,169	119,793
Earnings Before Income Taxes	(1,622,860)	(2,754,645)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,622,860)	(2,754,645)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,622,860)	(2,754,645)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	427,987	219,408
Payroll Liabilities	35,407	22,892
Accounts Receivable	(75,758)	(235,303)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	387,636	6,997
Net Cash provided by (used in) Operating Activities	(1,235,224)	(2,747,648)
FINANCING ACTIVITIES		
Proceeds from the Issuance of Notes Payable	204,615	49,600
Proceeds from the Issuance of Convertible Notes	-	845,000
Proceeds from the Issuance of Common Stock	16	-
Proceeds from the Issuance of Preferred Stock (Includes all Series AA-Series AA-4)	104	-
Proceeds from Additional Paid-In Capital	527,876	1,722,594
Net Cash provided by (used in) Financing Activities	732,611	2,617,194
Cash at the beginning of period	735,234	865,688
Net Cash increase (decrease) for period	(502,613)	(130,454)
Cash at end of period	232,621	735,234

Statement of Changes in Shareholder Equity

	Common Stock		Series AA Preferred Stock		Series AA-1 Preferred Stock		Series AA-2 Preferred Stock		Series AA-3 Preferred Stock		Series AA-4 Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	1,882,712	188	146,656	15	-	-	-	-	-	-	-	-	9,737,833	(2,944,821)	6,793,215
Paid-in Capital	-	-	-	-	-	-	-	-	-	-	-	-	1,722,594	-	1,722,594
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,754,645)	(2,754,645)
Ending Balance 12/31/2022	1,882,712	188	146,656	15	-	-	-	-	-	-	-	-	11,460,427	(5,699,466)	5,761,164
Issuance of Stock	154,669	16	-	-	232,042	23	590,213	59	194,885	19	28,216	3	2,525,606	-	2,525,726
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,622,860)	(1,622,860)
Ending Balance 12/31/2023	2,037,381	204	146,656	15	232,042	23	590,213	59	194,885	19	28,216	3	13,986,033	(7,322,326)	6,664,030

Neighborhood Sun Benefit Corp.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Neighborhood Sun Benefit Corp. ("the Company") is a corporation organized under the laws of the State of Maryland. The Company is a community-focused, grassroots clean energy provider that saves people money on electricity and helps our environment with selling and managing subscriptions to fund community solar projects.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Neighborhood Sun Merger Sub, LLC, a Maryland limited liability company. On November 11th, 2021, Astral Power Inc. a Maryland corporation, merged into Neighborhood Sun Benefit Corp. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue is recognized when control of the promised goods or services is transferred to customers, reflecting the expected consideration for those goods or services. The Company generates revenue through the sale and management of solar energy projects. Upon full development of the projects, subscribers receive credits for the sale of electric power to local utility operators. The Company's primary performance obligation is to satisfy all requirements agreed upon with customers.

Years	Customer Acquisition Fees	Customer Management Fees	Total Revenue
2023	3,967,910	921,596	4,889,506
2022	1,262,477	643,765	1,906,242

Concentration of Revenue

In 2023, two customers separately consisted of over 10% of the total revenue generated by the Company. In 2022, three customers separately consisted of over 10% of the total revenue generated by the Company.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Business Acquisition

On November 11th, 2021, the Company completed the acquisition of Astral Power, Inc. with a share exchange of $7,331,338. The Company acquired Astral Power, Inc. with hopes of expanding its business and brand.

The following table summarizes the provisional purchase price allocation based on the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition, which are subject to change within a measurement period of up to one year from the acquisition date pursuant to ASC 805. The fair value of the cash and cash equivalents is based on the USD amount in the Company's bank account, fixed assets are based on cost minus accumulated depreciation, and all other receivables and payables are based on the totals agreed upon in USD between each party.

Assets:	
Cash and cash equivalents	321,401
Accounts Receivable	292,676
Payroll Refunds	136,329
Computers	5,537
Other	2,854
Goodwill	6,841,480
Total assets:	7,600,277
Liabilities:	
Accounts Payable	1,226
Payroll Liabilities	65,200
Notes Payables	194,900
Other	7,612
Total Liabilities:	268,939
Total Purchase Price	7,331,338

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of its identifiable net assets acquired. Goodwill is recognized as of the acquisition date and is not amortized but is subject to impairment testing at least annually or more frequently if events or circumstances indicate potential impairment. The Company performs its goodwill impairment tests on an annual basis, generally during the fourth quarter, or when events or changes in circumstances occur that suggest potential impairment. The Company determines goodwill impairment by comparing the fair value of the reporting unit to its carrying value, including goodwill. The fair value is estimated using various valuation techniques, including the income approach, market approach, or a combination of both, as appropriate. The Company considers market participant assumptions and estimates to determine the fair value of the reporting unit. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the excess amount. The impairment loss is measured as the difference between the carrying amount of goodwill and its implied fair value. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of its assets and liabilities, including unrecognized intangible assets, in a hypothetical analysis similar to a purchase price allocation. Any remaining fair value after allocating to identified and unrecognized net assets is attributed to goodwill. The Company considers various factors in assessing potential impairment, including changes in the business environment, industry conditions, and the financial performance of the reporting unit. Additionally, the Company may consider qualitative factors such as adverse legal or regulatory developments, market conditions, and changes in the competitive landscape. When applicable, the Company performs a quantitative analysis to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount, indicating a potential impairment. As of December 31st, 2023, the Company does not believe there are any indicators of other than temporary impairment.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2022	73,500	$5.278	-	9
Granted	65,000	$6.110	-	10
Exercised	-	-	-	0
Expired/cancelled	-	-	-	0
Total options outstanding, December 31, 2022	138,500	$5.669	-	9
Granted	-	-	-	0
Exercised	-	-	-	0
Expired/cancelled	-	-	-	0
Total options outstanding, December 31, 2023	138,500	$5.669	-	8
Options exercisable, December 31, 2023	138,500	$5.669	-	8

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2022	73,500	$-
Granted	65,000	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	138,500	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2023	138,500	$-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 and 2023 to be negligible.

The Company issued 103,495 common stock warrants in 2016 and 2019. The warrants have not been exercised, do not include any expiration date, and include an exercise price per share equal to the fair value of the Company's common stock as of the date of grant as determined in good faith by the board.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, District of Columbia, Florida, Maryland, New Jersey, New York, Virginia, and Connecticut. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations.

The Company has potential litigation related to the Telephone Consumer Protection App (TCPA) from a single plaintiff because of the actions of one of their vendors. However, the vendor has accepted responsibility and they have invoked the indemnification clause in their contract. The vendor agreed to pay all legal costs to defend against the potential litigation and any possible settlement. The Company has retained counsel who has advised that their exposure is minimal since they did not direct the vendor to take the action in question. Any estimated liability is not measurable as of the time of the review.

Rent and Lease

The Company entered into an agreement to lease office space starting December 1, 2021. The operating lease required monthly payments of $4,380 throughout 2023. The current lease expires on May 31, 2025, and is cancelable upon at least thirty days prior written notice. The lease required a security deposit of $12,756. The Company recorded a right of use asset and lease liability of $105,554 related to this office lease. Future minimum lease payments as of December 31, 2023, are as follows:

Year Ending December 31,	Payment
2024	$52,072
2025	$53,482
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

In 2019, the Company received a loan in the amount of $100,000. The loan accrued interest at 6% and was fully repaid in 2022.

In 2020, the Company received a Small Business Loan ("EIDL Loan") in the amount of $149,900. The loan accrues 3.75% per annum and will mature in 2050.

In 2021, the Company received a loan in the amount of $117,049. The loan accrued interest at 4% and was fully repaid in 2022.

In September 2023, the Company received a loan in the amount of $25,000. The loan accrues interest at 4.76% and was repaid in 2023.

In September 2022, the Company received an Intuit Loan in the amount of $65,000. The loan accrues interest at 8.39% and was repaid in 2023. As of December 31st, 2022, the unpaid principle was $49,600.

In July 2023, the Company received an Intuit Loan in the amount of $30,000. The loan accrues interest at 10.93% per and matures in 2024. As of December 31st, 2023, the unpaid principle was $14,215.

The Company had a liability due to its developers in the amount of $123,442 as of December 31st, 2023. The payable does not accrue interest and is due on demand.

In 2023, the Company received a line of credit in the amount of $240,000. The line of credit accrues interest at 9.5% and will mature in 2024.

The Company has entered into several convertible note agreements for the purposes of funding operations. The convertible notes do not contain an interest rate. The notes are convertible into shares of the Company's common stock at a 21.43% discount during a change of control or qualified financing event. All convertible notes had been converted into preferred shares as of December 31st, 2023, due to a qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	377,657
2025	-
2026	-
2027	-
2028	-
Thereafter	149,900

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loan 1	100,000	6.00%	2022	-	-	-	-	-	-
Loan 2	149,900	3.75%	2050	-	149,900	149,900	-	149,900	149,900
Loan 3	117,049	4.00%	2022	-	-	-	-	-	-
Loan 4	25,000	4.76%	2022	-	-	-	-	-	-
Loan 5	65,000	8.39%	2023	-	-	-	49,600	-	49,600
Loan 6	30,000	10.93%	2024	14,215	-	14,215	-	-	-
Due to Developers	123,442	None	2024	123,442	-	123,442	34,938	-	34,938
Line of Credit	240,000	9.50%	2024	240,000	-	240,000	-	-	-
Convertible Notes	1,895,000	None	Converted in 2023	-	-	-	1,895,000	-	1,895,000
Total				**377,657**	**149,900**	**527,557**	**1,979,538**	**149,900**	**2,129,438**

NOTE 6 – EQUITY

The Company has authorized 3,490,666 common shares with a par value of $0.0001 per share. 2,037,381 shares were issued and outstanding as of 2023.

The Company has authorized 1,199,790 preferred shares with a par value of $0.0001 per share. 1,192,012 shares were issued and outstanding as of 2023. Of the 1,192,012 shares, 146,656 were Series AA, 232,042 were Series AA-1, 590,213 were Series AA-2, 194,885 were Series AA-3, and 28,216 were Series AA-4.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference. The holders of Common Stock are entitled to dividends as the Board of Directors may in their discretion legally declare, subject to the voting and dividend rights, if any, of the holders of Preferred Stock.

Preferred Stock: Preferred shareholders have included dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights.

In the event of any liquidation, dissolution or winding up of the Company, the remaining assets of the Company after the payment of all debts and necessary expenses, subject to the rights of the holders of Preferred Stock, shall be distributed.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. The Company has faced a limited runway since it began operations in 2018 and has successfully continued to operate and grow revenue while reducing losses. Management strongly believes they will be able to continue raising capital as needed to support operations and growth. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.